

2nd Quarter 2012
Financial Results Presentation

August 8, 2012

STIFEL FINANCIAL

Disclaimer

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (collectively, "SF" or the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

Use of Non-GAAP Financial Measures

The company utilized non-GAAP calculations of presented net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share as an additional measure to aid in understanding and analyzing the company's financial results for the six months ended June 30, 2012. Specifically, the company believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of the company's core operating results and business outlook. The company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of the business and facilitate a meaningful comparison of the company's results in the current period to those in prior periods and future periods. Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance investors' overall understanding of the company's financial performance.

STIFEL
FINANCIAL

1

Chairman's Comments

"The operating environment in the second quarter was challenging, especially compared with the strong start to the year. The headwinds in the equity and bond markets, as well as macro economic factors affected the industry, our business and client activity. In the quarter, asset management, investment banking advisory and Stifel Bank performed well, while commissions stabilized, and principal transactions and equity capital raising results were lower. Throughout this year, we have continued to grow through investments in selected professionals and certain businesses, namely our fixed income platform. We are well positioned with the scale and expertise to gain market share."

STIFEL
FINANCIAL

Market Overview

Average Daily Share Volume ($M)



U.S. IPOs



Equity Mutual Fund Flows ($B)



TRACE Avg. Volume ($B)



STIFEL FINANCIAL

Date range includes January 1, 2011 through August 1, 2012. Sources: Factset, Thomson, Dealogic, ICI, New York Fed and Stifel.



Financial
Results

Stifel Financial Corp. Results
Three months ended June 30, 2012

($ in thousands, except per share amounts)		Three Months Ended				
		6/30/12	6/30/11 [1]	% Change	3/31/12	% Change
Net revenues	$	374,407	$ 358,857	4.3%	$ 400,333	(6.5%)
Compensation and benefits		239,374	229,939	4.1%	254,704	(6.0%)
Non-comp operating expenses		91,159	125,043	(27.1%)	86,375	5.5%
Total non-interest expenses		330,533	354,982	(6.9%)	341,079	(3.1%)
Income before income taxes		43,874	3,875	*	59,254	(26.0%)
Provision for income taxes		17,738	459	*	24,481	(27.5%)
Net income	$	26,136	$ 3,416	*	$ 34,773	(24.8%)
Earnings per share:						
Diluted	$	0.42	$ 0.05	740.0%	$ 0.55	(23.6%)
Weighted average number of shares outstanding:						
Diluted		62,678	63,245	(0.9%)	62,669	0.0%
Ratios to net revenues :						
Compensation and benefits		63.9%	64.1%		63.6%	
Non-comp operating expenses		24.4%	34.8%		21.6%	
Income before income taxes		11.7%	1.1%		14.8%	

* Percentage is not meaningful.

[1] Results for the three months ended June 30, 2011 include litigation-related charges and merger-related expenses of $27.9 million after-tax.

STIFEL FINANCIAL

Stifel Financial Corp. Results
Six months ended June 30, 2012

($ in thousands, except per share amounts)		Six Months Ended		
		6/30/12	6/30/11 [1]	% Change
Net revenues	$	**774,740**	$ 725,470	**6.8%**
Compensation and benefits		**494,078**	461,105	**7.2%**
Non-comp operating expenses		**177,534**	209,806	**(15.4%)**
Total non-interest expenses		**671,612**	670,911	**0.1%**
Income before income taxes		**103,128**	54,559	**89.0%**
Provision for income taxes		**42,219**	19,745	**113.8%**
Net income	$	**60,909**	$ 34,814	**75.0%**
Earnings per share :				
Diluted	$	**0.97**	$ 0.55	**76.4%**
Weighted average number of shares outstanding:				
Diluted		**62,700**	63,239	**(0.9%)**
Ratios to net revenues :				
Compensation and benefits		**63.8%**	63.6%	
Non-comp operating expenses		**22.9%**	28.9%	
Income before income taxes		**13.3%**	7.5%	

[1] Results for the six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $29.4 million after-tax.

STIFEL FINANCIAL

Source of Revenues

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/12	6/30/11	% Change	3/31/12	% Change	6/30/12	6/30/11	% Change
Commissions	$ 127,427	$ 138,315	(7.9%)	$ 123,303	3.3%	$ 250,730	$ 294,101	(14.7%)
Principal transactions	91,564	79,741	14.8%	116,233	(21.2%)	207,797	172,600	20.4%
Capital raising	40,733	39,689	2.6%	54,833	(25.7%)	95,566	72,047	32.6%
Advisory	26,630	24,729	7.7%	15,605	70.7%	42,235	33,789	25.0%
Investment banking	67,363	64,418	4.6%	70,438	(4.4%)	137,801	105,836	30.2%
Asset mgt and service fees	65,311	56,981	14.6%	60,818	7.4%	126,129	114,661	10.0%
Other	5,418	4,556	18.9%	13,294	(59.2%)	18,712	10,812	73.1%
Total operating revenues	357,083	344,011	3.8%	384,086	(7.0%)	741,169	698,010	6.2%
Interest revenue	27,181	21,229	28.0%	25,257	7.6%	52,438	40,085	30.8%
Total revenues	384,264	365,240	5.2%	409,343	(6.1%)	793,607	738,095	7.5%
Interest expense	9,857	6,383	54.4%	9,010	9.4%	18,867	12,625	49.4%
Net revenues	$ 374,407	$ 358,857	4.3%	$ 400,333	(6.5%)	$ 774,740	$ 725,470	6.8%

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Brokerage Revenues

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/12	6/30/11	**% Change**	3/31/12	**% Change**	**6/30/12**	6/30/11	**% Change**
Principal transactions:								
Taxable debt	**$ 47,831**	$ 43,020	**11.2%**	$ 61,433	**(22.1%)**	**$ 109,264**	$ 94,439	**15.7%**
Municipal debt	**23,851**	18,850	**26.5%**	21,826	**9.3%**	**45,677**	38,388	**19.0%**
Equities	**8,463**	8,896	**(4.9%)**	21,108	**(59.9%)**	**29,571**	20,519	**44.1%**
Other	**11,419**	8,975	**27.2%**	11,866	**(3.8%)**	**23,285**	19,254	**20.9%**
Total principal transactions	**$ 91,564**	$ 79,741	**14.8%**	$ 116,233	**(21.2%)**	**$ 207,797**	$ 172,600	**20.4%**
Commissions	**127,427**	138,315	**(7.9%)**	123,303	**3.3%**	**250,730**	294,101	**(14.7%)**
Total brokerage revenues	**$ 218,991**	$ 218,056	**0.4%**	$ 239,536	**(8.6%)**	**$ 458,527**	$ 466,701	**(1.8%)**

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FINANCIAL

Non-Interest Expenses
Three months ended June 30, 2012

($ in thousands)	Quarter Ended					% of Net revenues		
	6/30/12	6/30/11 [1]	**% Change**	3/31/12	**% Change**	**6/30/12**	6/30/11	3/31/12
Compensation and benefits	**219,004**	212,333	**3.1%**	236,332	**(7.3%)**	**58.5%**	59.2%	59.0%
Transitional pay [2]	**20,370**	17,606	**15.7%**	18,372	**10.9%**	**5.4%**	4.9%	4.6%
Total compensation and benefits	**239,374**	229,939	**4.1%**	254,704	**(6.0%)**	**63.9%**	64.1%	63.6%
Occupancy and equipment rental	**32,320**	29,723	**8.6%**	30,791	**5.0%**	**8.6%**	8.3%	7.7%
Communication and office supplies	**20,797**	18,515	**12.3%**	20,373	**2.1%**	**5.6%**	5.2%	5.1%
Commissions and floor brokerage	**7,747**	6,894	**12.4%**	7,612	**1.8%**	**2.1%**	1.9%	1.9%
Other operating expenses	**30,295**	69,911	**(56.7%)**	27,599	**9.8%**	**8.1%**	19.4%	6.9%
Total non-comp operating expenses	**91,159**	125,043	**(27.1%)**	86,375	**5.5%**	**24.4%**	34.8%	21.6%
Total non-interest expense	**330,533**	354,982	**(6.9%)**	341,079	**(3.1%)**	**88.3%**	98.9%	85.2%

[1] Results for the three months ended June 30, 2011 include litigation-related charges and merger-related expenses of $27.9 million after-tax.

[2] Transition pay includes amortization of upfront notes, signing bonuses and retention awards.

STIFEL
FINANCIAL

Non-Interest Expenses
Six months ended June 30, 2012

($ in thousands)	Six Months Ended			% of Net revenues	
	6/30/12	6/30/11 [1]	% Change	6/30/12	6/30/11
Compensation and benefits	455,336	424,738	7.2%	58.8%	58.6%
Transitional pay [2]	38,742	36,367	6.5%	5.0%	5.0%
Total compensation and benefits	494,078	461,105	7.2%	63.8%	63.6%
Occupancy and equipment rental	63,111	59,048	6.9%	8.1%	8.1%
Communication and office supplies	41,170	37,360	10.2%	5.3%	5.1%
Commissions and floor brokerage	15,359	13,543	13.4%	2.0%	1.9%
Other operating expenses	57,894	99,855	(42.0%)	7.5%	13.8%
Total non-comp operating expenses	177,534	209,806	(15.4%)	22.9%	28.9%
Total non-interest expense	671,612	670,911	0.1%	86.7%	92.5%

[1] Results for the six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $29.4 million after-tax.

[2] Transition pay includes amortization of upfront notes, signing bonuses and retention awards.

STIFEL FINANCIAL

Segment Comparison

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/12	6/30/11	% Change	3/31/12	% Change	6/30/12	6/30/11	% Change
Net revenues:								
Global Wealth Management	$ 240,029	$ 225,645	6.4%	$ 248,348	(3.3%)	$ 488,377	$ 464,091	5.2%
Institutional Group	135,297	132,915	1.8%	148,504	(8.9%)	283,801	259,909	9.2%
Other	(919)	297	*	3,481	(126.4%)	2,562	1,470	74.3%
	$ 374,407	$ 358,857	4.3%	$ 400,333	(6.5%)	$ 774,740	$ 725,470	6.8%
Operating contribution:								
Global Wealth Management	$ 61,353	$ 55,426	10.7%	$ 69,178	(11.3%)	$ 130,531	$ 116,898	11.7%
Institutional Group	17,546	21,951	(20.1%)	23,704	(26.0%)	41,250	43,344	(4.8%)
Other [1]	(35,025)	(73,502)	(52.3%)	(33,628)	4.2%	(68,653)	(105,683)	(35.0%)
	$ 43,874	$ 3,875	*	$ 59,254	(26.0%)	$ 103,128	$ 54,559	89.0%

* Percentage is not meaningful.

[1] Results for the three and six months ended June 30, 2011 include litigation-related charges and merger-related expenses of $45.1 million pre-tax and $47.5 million pre-tax, respectively.

STIFEL FINANCIAL

Global Wealth Management

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/12	6/30/11	% Change	3/31/12	% Change	6/30/12	6/30/11	% Change
Commissions	$ 88,423	$ 93,593	(5.5%)	$ 91,023	(2.9%)	$ 179,446	$ 195,355	(8.1%)
Principal transactions	55,628	51,263	8.5%	59,045	(5.8%)	114,673	107,426	6.7%
Asset management & service fees	65,169	56,817	14.7%	60,586	7.6%	125,755	114,347	10.0%
Net interest	18,233	13,401	36.1%	17,647	3.3%	35,880	24,570	46.0%
Investment banking	8,531	6,411	33.1%	12,470	(31.6%)	21,001	12,723	65.1%
Other income	4,045	4,160	(2.7%)	7,577	(46.6%)	11,622	9,670	20.2%
Net revenues	240,029	225,645	6.4%	248,348	(3.3%)	488,377	464,091	5.2%
Compensation and benefits	140,984	132,952	6.0%	143,757	(1.9%)	284,741	275,538	3.3%
Non-comp operating expenses	37,692	37,267	1.1%	35,413	6.4%	73,105	71,655	2.0%
Total non-interest expenses	178,676	170,219	5.0%	179,170	(0.3%)	357,846	347,193	3.1%
Income before income taxes	$ 61,353	$ 55,426	10.7%	$ 69,178	(11.3%)	$ 130,531	$ 116,898	11.7%
Ratios to net revenues :								
Compensation and benefits	58.7%	58.9%		57.9%		58.3%	59.4%	
Non-comp operating expenses	15.7%	16.5%		14.2%		15.0%	15.4%	
Income before income taxes	25.6%	24.6%		27.9%		26.7%	25.2%	

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FINANCIAL

Stifel Bank & Trust
(an operating unit of GWM)

(in 000s, except percentages)	6/30/12		6/30/11	% Change	3/31/12	% Change
Assets	$ 3,058,971	$	1,807,859	69.2	$ 2,611,828	17.1
Investment securities	1,849,622		1,177,850	57.0	1,673,866	10.5
Retained loans, net	709,079		476,764	48.7	657,081	7.9
Loans held for sale	117,166		55,110	112.6	141,136	(17.0)
Deposits	2,776,684		1,641,079	69.2	2,357,912	17.8
Allowance as a percentage of loans	0.88 %		0.68 %		0.87 %	
Non-performing assets as a percentage of total assets	0.08 %		0.10 %		0.11 %	

Institutional Group

($ in thousands)	Quarter Ended 6/30/12	6/30/11	% Change	3/31/12	% Change	Six Months Ended 6/30/12	6/30/11	% Change
Commissions	**$ 39,004**	$ 44,721	**(12.8%)**	$ 32,280	**20.8%**	**$ 71,284**	$ 98,746	**(27.8%)**
Principal transactions	**35,936**	28,477	**26.2%**	57,188	**(37.2%)**	**93,124**	65,173	**42.9%**
Investment banking	**58,832**	58,007	**1.4%**	57,968	**1.5%**	**116,800**	93,113	**25.4%**
Other [(1)]	**1,525**	1,710	**(10.8%)**	1,068	**42.8%**	**2,593**	2,877	**(9.9%)**
Net revenues	**135,297**	132,915	**1.8%**	148,504	**(8.9%)**	**283,801**	259,909	**9.2%**
Compensation and benefits	**84,754**	82,006	**3.4%**	94,024	**(9.9%)**	**178,778**	159,193	**12.3%**
Non-comp operating expenses	**32,997**	28,958	**14.0%**	30,776	**7.2%**	**63,773**	57,372	**11.2%**
Total non-interest expenses	**117,751**	110,964	**6.1%**	124,800	**(5.6%)**	**242,551**	216,565	**12.0%**
Income before income taxes	**$ 17,546**	$ 21,951	**(20.1%)**	$ 23,704	**(26.0%)**	**$ 41,250**	$ 43,344	**(4.8%)**
***Ratios to net revenues*:**								
Compensation and benefits	**62.6%**	61.7%		63.3%		**63.0%**	61.2%	
Non-comp operating expenses	**24.4%**	21.8%		20.7%		**22.5%**	22.1%	
Income before income taxes	**13.0%**	16.5%		16.0%		**14.5%**	16.7%	

(1) Includes net interest and other income.

STIFEL FINANCIAL

Institutional Group Revenues

($ in thousands)	Quarter Ended					Six Months Ended		
	6/30/12	6/30/11	% Change	3/31/12	% Change	6/30/12	6/30/11	% Change
Sales and trading:								
Equity	$ 38,466	$ 41,695	(7.7%)	$ 44,172	(12.9%)	$ 82,638	$ 94,093	(12.2%)
Fixed income	36,474	31,503	15.8%	45,296	(19.5%)	81,770	69,826	17.1%
	74,940	73,198	2.4%	89,468	(16.2%)	164,408	163,919	0.3%
Investment Banking:								
Capital raising								
Equity	17,651	27,999	(37.0%)	31,550	(44.1%)	49,201	51,004	(3.5%)
Fixed income	14,551	5,173	181.3%	10,813	34.6%	25,364	8,214	208.8%
	32,202	33,172	(2.9%)	42,363	(24.0%)	74,565	59,218	25.9%
Advisory fees	26,630	24,835	7.2%	15,605	70.7%	42,235	33,895	24.6%
Investment banking	58,832	58,007	1.4%	57,968	1.5%	116,800	93,113	25.4%
Other [1]	1,525	1,710	(10.8%)	1,068	42.8%	2,593	2,877	(9.9%)
Total net revenue	$ 135,297	$ 132,915	1.8%	$ 148,504	(8.9%)	$ 283,801	$ 259,909	9.2%

[1] Includes net interest and other income.

STIFEL FINANCIAL



Financial Condition

Capital Structure
As of June 30, 2012
(in thousands, except ratios)

Total Assets	$	6,138,535
Stockholders' Equity	$	1,371,845
Debentures to:		
Stifel Financial Capital Trust II - LIBOR plus 1.70%, due 9/30/35	$	35,000
Stifel Financial Capital Trust III - LIBOR plus 1.85% (fixed at 6.79% until 6/6/12), due 6/6/37	$	35,000
Stifel Financial Capital Trust IV - LIBOR plus 1.85% (fixed at 6.78% until 9/6/12), due 9/6/37	$	12,500
Total Debentures *(average 6.64% per annum)*	$	82,500
6.70% Senior Notes due 2022	$	175,000
Total Capitalization	$	1,629,345

Ratios:

Tier one capital to risk-weighted assets	26.0%
Debt to Equity [1]	18.8%
Leverage Ratio [2]	3.8x
Equity Capitalization [3]	4.5x

(1)   Debt to equity ratio includes the debentures to Stifel Financial Capital Trusts ($82.5m) and Senior Notes ($175.0m) divided by stockholders' equity.
(2)   Leverage ratio = total assets divided by total capitalization.
(3)   Equity capitalization = total assets divided by stockholders' equity.

STIFEL FINANCIAL

Other Financial Data

	As of			As of	
	6/30/12	**6/30/11**	**% Change**	**3/31/12**	**% Change**
Total assets (000s):					
Stifel Nicolaus & Stifel Financial	$ **3,079,564**	$ 2,705,749	**13.8%**	$ 2,853,866	**7.9%**
Stifel Bank	**3,058,971**	1,807,859	**69.2%**	2,611,828	**17.1%**
Total assets	$ **6,138,535**	$ 4,513,608	**36.0%**	$ 5,465,694	**12.3%**
Total shareholders' equity (000s):					
Stifel Nicolaus & Stifel Financial	$ **1,140,188**	$ 1,128,985	**1.0%**	$ 1,144,532	**(0.4%)**
Stifel Bank	**231,657**	167,494	**38.3%**	198,410	**16.8%**
Total shareholders' equity	$ **1,371,845**	$ 1,296,479	**5.8%**	$ 1,342,942	**2.2%**
Leverage ratio:					
Stifel Nicolaus & Stifel Financial	**2.2**	2.2	**0.0%**	2.0	**10.0%**
Stifel Bank	**13.2**	10.8	**22.2%**	13.2	**0.0%**
Total leverage ratio	**3.8**	3.3	**15.2%**	3.4	**11.8%**
Book value per share	$ **25.63**	$ 24.50	**4.6%**	$ 25.07	**2.2%**
Financial advisors [1]	**2,028**	1,958	**3.6%**	2,016	**0.6%**
Full-time associates	**5,196**	4,938	**5.2%**	5,138	**1.1%**
Locations	**332**	314	**5.7%**	326	**1.8%**
Total client assets (000s) [2]	$ **137,985,000**	$ 125,866,000	**9.6%**	$ 137,888,000	**0.1%**

[1] Includes all retail Financial Advisors.

[2] Includes $10.4 billion of FDIC-insured balances as of June 30, 2012. Prior period amounts have been adjusted to include these balances

STIFEL
FINANCIAL

Level 3 Assets

($ in thousands)	Carrying Value	
	6/30/12	12/31/11
Auction Rate Securities (ARS) [1]	$ 175,270	$ 181,801
Stifel Bank & Trust Investments	29,000	12,000
Trading Securities	12,808	3,742
Other Investments [2]	39,091	37,033
Level 3 assets (excluding ARS)	80,899	52,775
Total Level 3 assets	$ 256,169	$ 234,576
Percentage of Equity	*18.7%*	*18.0%*
Percentage of Equity (excluding ARS)	*5.9%*	*4.1%*

[1] Includes $83.7 million and $66.9 million, respectively, of ARS held at Stifel Bank & Trust.

[2] Includes $32.4 million and $30.2 million, respectively, of investments held by TWPG subsidiaries.

STIFEL FINANCIAL



Market & Company Overview

Markets Going Forward



	Yield
S&P 500[1]	7.4%
10 YR	1.6%
Risk premium	**5.8%**

STIFEL FINANCIAL

Date range includes January 1, 2011 through August 7, 2012. Source: Factset.
[1]S&P 500 yield represents 2012E EPS over the current value as of August 7, 2012.

Stifel's Strategy

Position the Company to take advantage of opportunities.

- Unburdened by capital constraints

- Utilize a low leverage business model and conservative risk management

- Built the Company through nine acquisitions since 2005

- Prudently evaluate all opportunities

STIFEL
FINANCIAL

Execution of Strategy Impacting Margins

2012 Investments:

- Hired 103 financial advisors YTD

- Opened 12 private client offices YTD and 25 since Jan. 1, 2011

- Building our fixed income sales and trading operations

  Hired 52 professionals

- Selectively hired professionals in areas we see opportunity

  Senior research analysts in Healthcare and Technology

  Investment Banking Managing Directors focused in Gaming, Industrial Technologies, Maritime, and Technology

STIFEL
FINANCIAL

Legacy Business vs. Investments

($ in thousands, except per share amounts)

	6M 2012		
	Legacy[1]	Investments	Total
Net revenues	**760,512**	**14,228**	**774,740**
Compensation and benefits	476,560	17,518	494,078
Non-comp operating expenses	166,658	10,875	177,534
Total non-interest expenses	**643,219**	**28,393**	**671,612**
Income before income taxes	117,293	(14,165)	103,128
Provision for income taxes[2]	**48,018**	**(5,799)**	**42,219**
Net income	**69,275**	**(8,366)**	**60,909**
Diluted earnings per share	$ **1.10**	$ **(0.13)**	$ **0.97**
Ratios to net revenues:			
Compensation and benefits	62.7%		63.8%
Non-comp operating expenses	21.9%		22.9%
Income before income taxes	15.4%		13.3%

[1]Legacy revenues and expenses exclude new business and investments.
[2]For the six months ended June 30, 2012, legacy provision for income taxes is calculated using the tax rate for the six month period 2012 of 40.9%.

STIFEL FINANCIAL

24

Q&A

